9-11, avenue Arago
F 78191 Trappes

Téléphone : +33 (0) 134 82 79 01
Télécopie : +33 (0) 134 82 79 10





United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, February 13, 2004

Your ref.: File No. 82-5212

Re: Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Cécile GUL



Provimi: Sales held up well in 2003

Recovery confirmed over the second half-year

Paris/Rotterdam, February 12, 2004

The Provimi Group (listed on the Euronext *Premier Marché* in Paris), one of the global leaders in the animal nutrition business, today announces its turnover for 2003. Sales were EUR 1,544.8 million compared to EUR 1,534.1 for 2002, a slight increase of 0.7%.

(in million eur)			
	31/12/2002	**31/12/2003**	**Change**
France	144.0	**141.6**	-1.7%
Poland	360.5	**424.6**	+17.8%
Rest of Europe	631.6	**621.3**	-1.6%
United States	217.3	**165.0**	-24.1%
Rest of the World	180.7	**192.3**	+6.4%
Total	1,534.1	**1,544.8**	**+ 0.7%**

Tonnage sold and produced increased from 2.8 million tons in 2002 to 3.3 million tons in 2003.

Exchange rates had a negative impact of EUR 123.8 million on sales, 80.2 million of which is explained by the weak US Dollar and Polish Zloty. This was more than offset by the effect of acquisitions (mainly Rolimpex in Poland and RoCoFa in The Netherlands), which added EUR 153.3 million. Organically, sales decreased EUR 16.3 million or 1.0% in 2003.

In France, operations continued to be very satisfactory, although prices in the underlying markets for swine and milk remained uncertain. Domestic sales growth was offset by the negative effect of increased competitivity from the weak dollar on exports outside the EU.

In Poland, sales increased by 17.8% reflecting the full year consolidation of Rolimpex, partially offset by the weak Polish Zloty exchange rate. Feed sales prices continued to be weak due to low prices in the underlying markets for pork and poultry.

In the Rest of Europe, the sales evolution is mainly explained by the negative effect of the avian flu which affected the exports from The Netherlands to Eastern European countries during the first half of the year. In the other European countries, operations progressed satisfactorily, particularly in Spain and Russia.

The fall in sales in the United States is mostly explained by the weak American dollar.

In the Rest of the World, sales went up organically, with particularly satisfactory performance in South America, China, Jordan, India and South Africa.

Outlook for 2003

The signs of recovery, which appeared in the Third Quarter, were confirmed during the Fourth. Based on this, and on non-recurring revenues recorded during the second half of the year net profit for 2003 should be ahead of a year ago. Net debt has significantly reduced compared to the end of 2002.

The Group will publish its audited financial results on March 22, 2004.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and had sales in 2003 of over EUR 1.5 billion. Provimi has 95 production centres in 28 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:
Investor relations:
Olivier Leduc: + (33) 1 34 82 79 01 or + (31) 10 423 95 85

Press relations:
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766
Citigate First Financial, Floor van Maaren: + (31) 20 575 4078, or mobile + (31) 6 295 97 746

This press release is available upon request at the company's head office and can be downloaded from the Group's website: http://www.provimi.com